

Mail Stop 7010

August 2, 2007

Mr. Rex T. Clevenger
Chief Financial Officer
Universal Hospital Services, Inc.
7700 France Avenue South
Suite 275
Edina, MN 55435

      RE: Form 10-K for the fiscal year ended December 31, 2006
               Form 10-Q for the period ended March 31, 2007
               File No. 0-20086

Dear Mr. Clevenger:

       We have reviewed your response and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements

Note 12. Stock-Based Compensation, page F-20

We note your response to prior comment 6. Please address the following:
- You state that you determined appropriate aggregate discounts of 25% during 2004, 2005 and through the first quarter of 2006. Thereafter, the aggregate discount was reduced to 7.5%. Please provide us with a breakdown by type of discount of these aggregate percentages for each period. For example, this breakdown for 2005 should clearly show how much of the aggregate 25% discount was due to the lack of liquidity as well as how much of the aggregate 25% discount was due to minority ownership;
- Tell us whether the controlling and minority shareholders receive proportionate returns. If so, tell us how you determined it is appropriate to use a discount for minority ownership. Refer to Todd E. Hardiman's speech on December 6, 2004 at the 2004 Thirty-Second AICPA National Conference on Current SEC and PCAOB Developments; and
- Provide us with a detailed explanation as to how you determined the appropriate discount percentages to be used during each period for each type of discount. This explanation should also address the specific facts and circumstances that led you to reduce the discount percentages subsequent to the first quarter of 2006.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief